Innovate·Adapt·Excel

FILE NO.
82 - 34708

04 FEB 10 AM 7:21

February 6, 2004

VIA FEDERAL EXPRESS

[redacted]

04012704

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following document represents additional material being submitted in respect of the Company's File No. 82-34708:

- Press Release titled: "SPL Clients Receive Awards from the Utility CIS/CRM Consortium", dated February 6, 2004.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

DW 2/10

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(29th subm) 2-06-04fdx.com

FILE NO.
82 - 34708

04 FEB 10 AM 7:21

SPL
Innovate Adapt Excel

the leading provider of billing and customer care solutions

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News : Press Releases



To learn more about SPL WorldGroup, or to request a full media kit, please contact:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL Clients Receive Awards from the Utility CIS/CRM Consortium

February 6, 2004, San Francisco, CA — Two SPL clients using the CorDaptix™ customer care and billing system have received international recognition from the Utility CIS/CRM Consortium.

Eskom Wins for Enhanced Customer Relationships
Eskom, which uses CorDaptix for both conventional and pre-paid billing, won the group's CIS Initiative award for Africa/Asia/Australia as a result of its "implementation of new processes, technology and roles based on best practices" with regard to customers.

"Historically," commented Greg Galluzzi, president of TMG Consulting, "it has taken utilities 18-24 months from inception to release of a new offering to the market. Industry experts indicate a competitive launch period is 4 to 6 months, with specific offerings requiring only 0 to 4 months. One of the biggest contributors to long development and release schedules has been the inflexibility of the CIS or billing system to quickly accommodate change.

"Products such as CorDaptix," he continued, "allow a utility to make changes to the system configuration in order to support competitive launch periods of 0 to 6 months for new product and service offerings."

Eskom, owned by the South African government, is the ninth largest electric utility in the world based on sales and the seventh largest based on generation capacity. It generates 95 percent of the electricity used in South Africa and serves 3.2 million customers, 96 percent of whom are residential.

Nicor Wins the Gas Utility Key/National Accounts Award
Nicor, which uses the CorDaptix Credit and Collections component, was recognized for its National Account program.

Nicor's principal business is Nicor Gas, which serves more than two million customers in Illinois—the largest natural gas distribution

company in the state and one of the largest in the U.S.A. The company also transports and stores natural gas for nearly 129,000 commercial, industrial, and residential customers who purchase their own gas supplies. The company is currently implementing the full CorDaptix product suite.

The IT Quality / Customer Service Equation
Earlier this year, SPL clients Colorado Springs Utilities, Omaha Public Power District, and JEA (Jacksonville Electric Authority) swept the top three spots for medium-size utilities in the J.D. Power & Associates 2003 Electric Utility Residential Customer Satisfaction StudySM. A number of other clients, including Tucson Electric Power, Idaho Power, TXU Energy, and Kansas City Power & Light also received honors.

"There's a clear link between a utility's commitment to top quality in customer relationships and its decision to use SPL products," said SPL CEO Harry Debes. "When you want to deliver the best, you choose the best platform from which to do so. SPL's customer care and billing systems help companies anticipate customer needs and respond to market changes."

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About the Awards
The Utility CIS/CRM Consortium is an international membership group for professionals in CIS and customer care. The organization's Utility Awards for CIS/CRM Excellence are given for initiatives in CIS, CRM, key and national accounts programs, and data integration/warehousing.

J.D. Power & Associates states that its utility customer satisfaction study "is based on nearly 25,000 telephone interviews collected during April and May of 2003 with residential customers of the 77 largest electric utilities across the continental United States. Overall satisfaction is measured based on performance in five factors (in order of importance): power quality and reliability; company image; price and value; billing and payment; and customer service." A press release about this study is on the web at http://www.jdpa.com/news/releases/pressrelease.asp?ID=2003062.

About SPL WorldGroup
As the world leader in customer care and billing software, SPL WorldGroup helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicate themselves to providing value to clients by implementing solutions that fit the specific needs of energy,

water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL WorldGroup at www.splwg.com or call +1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

About CorDaptix™
SPL's CorDaptix solution is the innovative, adaptable and fully upgradeable customer care and billing product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give customer service representatives the immediate information access they need to serve and retain customers.